UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 8

Under the Securities Exchange Act of 1934

Langer, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

515707107

(CUSIP Number)

Langer Partners, LLC
Kanders & Company, Inc.
Warren B. Kanders
One Landmark Square
Stamford, CT 06901
(203) 552-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D
CUSIP No. 515707107		Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Langer Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,506,856 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,506,856 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,856 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON* OO
*Warren B. Kanders is the sole voting member and sole manager of Langer Partners, LLC

SCHEDULE 13D
CUSIP No. 515707107		Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kanders & Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 575,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 575,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON* CO
*Warren B. Kanders is the sole stockholder and sole director of Kanders & Company, Inc.

SCHEDULE 13D
CUSIP No. 515707107		Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,716,199 (see Item 5)
	8	SHARED VOTING POWER 2,081,856 (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,716,199 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,081,856 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,798,055 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON* IN

The Schedule 13D filed February 23, 2001 (the “Schedule 13D”) by Langer Partners, LLC (“Langer LLC”), Kanders & Company, Inc. (“Kanders & Co.”), and Warren B. Kanders with respect to shares of common stock, par value $.02 per share, of Langer, Inc., a Delaware corporation (the “Issuer” or the “Company”), as amended by Amendments Nos. 1, 2, 3, 4, 5, 6 and 7 to the Schedule 13D, is hereby further amended by this Amendment No. 8 to the Schedule 13D. Information contained in this Amendment No. 8 is as of the date hereof, unless otherwise expressly provided herein. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

On September 29, 2008, Warren B. Kanders individually or through related entities, acquired approximately $3,250,000 principal amount of the Issuer’s 5% Convertible Subordinated Notes, due December 7, 2011 (the “5% Notes”). The source of the $1,161,875 used to acquire the 5% Notes was the personal funds of Warren B. Kanders or certain of his related entities.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(c)

(1)
Kanders & Co. beneficially owns and has the power to direct the voting and disposition of (i) options to purchase an aggregate of 100,000 shares of Common Stock (the “Kanders & Co. Option Shares”), (ii) 100,000 shares of Common Stock which were issued to Kanders & Co. as a restricted stock award (the “RSA Vested Shares”) and (iii) 100,000 shares of Common Stock purchased in a private transaction and 275,000 shares of Common Stock acquired by purchase on the open market (such 375,000 shares are collectively referred to as the “Kanders & Co. Outstanding Shares”). The foregoing shares beneficially owned by Kanders & Co. collectively constitute 4.6% of the Issuer’s outstanding shares of Common Stock.

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(2)
Langer LLC beneficially owns and has the power to direct the voting and disposition of (i) 1,491,856 shares of Common Stock which are presently issued and outstanding (the “LLC Outstanding Shares”), and (ii) warrants issued September 30, 2004 (the “Warrants”) to purchase 15,000 shares of Common Stock (the “Warrant Shares”). The foregoing shares beneficially owned by Langer LLC collectively constitute 12.1% of the Issuer’s outstanding shares of Common Stock.

(3)
Warren B. Kanders beneficially owns and has the power to direct the voting and disposition of (i) options to purchase 515,000 shares of Common Stock (the “WBKanders Option Shares”), (ii) as trustee for a member of his family, $2,000,000 principal amount of the 5% Notes, which are convertible into 429,028 shares of Common Stock and $3,250,000 principal amount of the 5% Notes, which are convertible into 697,171 shares of Common Stock (such 1,126,199 shares are collectively referred to as the “WBKanders 5% Note Conversion Shares”), (iii) 75,000 shares of Common Stock purchased in a private transaction (the “WBKanders Outstanding Shares”), and (iv) 500,000 unvested shares of Common Stock which were issued to Mr. Kanders as a restricted stock award (the “WBKanders Unvested RSA Shares”) described in paragraph 5(c) of Amendment No. 7 to this Schedule 13D. The foregoing shares beneficially owned by Warren B. Kanders, excluding the WBKanders Unvested RSA Shares, collectively constitute 13.8% of the Issuer's outstanding Common Stock. The WBKanders Unvested RSA Shares become vested after and if certain EBITDA targets are achieved or following a change in control of the Issuer as described in paragraph 5(c) of Amendment No. 7 to this Schedule 13D. As of the date of this Amendment No. 8, such conditions have not yet been met and therefore the WBKanders Unvested RSA Shares are not presently outstanding and carry no voting rights at the present time.

(4)
Warren B. Kanders, the sole stockholder and sole director of Kanders & Co., and the sole voting member and manager of Langer LLC, may be considered the beneficial owner with the shared power to vote and dispose of (i) the Kanders & Co. Option Shares, as to which Mr. Kanders disclaims beneficial ownership, (ii) the LLC Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership, (iii) the Warrant Shares, as to which Mr. Kanders disclaims beneficial ownership and (iv) the Kanders & Co. Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership. All such securities, together with the WBKanders Option Shares, the WBKanders 5% Note Conversion Shares, and the WBKanders Outstanding Shares (but excluding the WBKanders Unvested RSA Shares) would constitute 30.6% of the Issuer’s outstanding shares of Common Stock, assuming the exercise or conversion of the aforesaid options, Warrants and 5% Notes.

Each of the above percentage calculations is based upon an aggregate of 12,407,772 shares of Common Stock outstanding, which represents the sum of (i) 10,651,573 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and (ii) 1,756,199 shares acquirable by the Reporting Persons under the options, Warrants and 5% Notes owned by the Reporting Persons, but not including the WBKanders Unvested RSA Shares, which are not presently outstanding and carry no voting rights at the present time.

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The transferability of the WBKanders Option Shares is subject to restrictions between the Issuer and Kanders & Co. or Mr. Kanders, as applicable. See Item 5, paragraph (c), as set forth in Amendment No. 4 of this Schedule 13D.

The beneficial ownership reported above excludes $500,000 principal amount of the 5% Notes, which are presently convertible into 107,257 shares of Common Stock (the “Excluded 5% Note Conversion Shares”) based on a conversion price of $4.6617 per share, as to which the beneficial owners thereof have agreed to vote such shares of Common Stock in the same proportion and manner as the Reporting Persons pursuant to the terms of the Letter Agreements discussed in Item 6 below. Each of the Reporting Persons hereby disclaims beneficial ownership in and the existence of a “group” with respect to the Excluded 5% Note Conversion Shares.

Except for the purchase on September 29, 2008 of $3,250,000 principal amount of the 5% Notes, no transactions in the shares of the Issuer’s Common Stock or other securities have been effected by the Reporting Persons during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

On September 29, 2008, Kanders & Co. entered into letter agreements (the “Letter Agreements”) with each of W. Gray Hudkins, the Issuer’s President and Chief Executive Officer, and Kathleen P. Bloch, the Issuer’s Vice President and Chief Financial Officer, pursuant to which such persons agreed (i) not to sell, transfer, pledge, or otherwise dispose or convert into Common Stock, any portion of the 5% Notes respectively owned by them and (ii) to cast all votes to which they respectively may cast with respect to any shares of Common Stock underlying the 5% Notes in the same manner and proportion as shares of Common Stock voted by the Reporting Persons. The description of the Letter Agreements in this Item 6 is qualified in its entirety by reference to the full text of the Letter Agreements, the form of which is attached hereto as Exhibit 99.3.

On September 29, 2008, Mr. Hudkins executed and delivered to Kanders & Co. a promissory note in the principal amount of $40,000 (the “Note”). The Note accrues interest at the rate of 10% per annum and all payments of principal and interest due under the Note is due and payable on December 15, 2011. Mr. Hudkins applied the proceeds of the Note toward the acquisition of $250,000 principal amount of the 5% Notes for the aggregate price of $87,500. The description of the Note in this Item 6 is qualified in its entirety by reference to the full text of the Note, the form of which is attached hereto as Exhibit 99.4.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit 99.3:	Form of Letter Agreements.

Exhibit 99.4:	Form of Promissory Note.

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[Signature Page Follows:]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2008

Langer Partners, LLC

By:	/s/ Warren B. Kanders
Warren B. Kanders, Sole Voting Member and Manager

Kanders & Company, Inc.

By:	/s/ Warren B. Kanders
Warren B. Kanders, President

/s/ Warren B. Kanders
Warren B. Kanders

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